UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40744

Otonomo Technologies Ltd.
(translation of registrant’s name into English)

16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Announcement of Reverse Share Split

On August 3, 2023, Otonomo Technologies Ltd., a company incorporated under the laws of the State of Israel (the “Company”), issued a press release announcing a 1-for-15 reverse share split of its ordinary shares, no par value per share (the “Ordinary Shares”), such that fifteen (15) issued and outstanding Ordinary Shares will be converted into one (1) Ordinary Share. The reverse share split and corresponding share capital adjustment will become effective at 11:59 p.m. Eastern Time on August 3, 2023. The Ordinary Shares will begin trading on a split-adjusted basis on The Nasdaq Stock Market LLC at the open of business on Friday, August 4, 2023 under the existing trading symbol “OTMO,” but the Ordinary Shares will trade under a new CUSIP number, M7571L129.

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-264771) and Form S-8 (Registration No. 333-261641).

The following exhibit is furnished hereto:

Exhibit No.	Description
99.1	Press Release, dated August 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2023	Otonomo Technologies Ltd.

	By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer